SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                NTL Incorporated
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                   629407107
                                 (CUSIP Number)

                               December 31, 1998
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 5,768,961 shares, which constitutes approximately 9.4% of the 61,298,672 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 60,155,817 shares outstanding.

CUSIP No. 629407107

1.   Name of Reporting Person:

     Prime 66 Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 4,384,871
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 4,384,871
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,201,196 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 8.5% (2)


12.  Type of Reporting Person: PN

----------
(1) Includes 816,325 shares obtainable on conversion of the Issuer's 7.00% Convertible Subordinated Notes due 2008.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 60,972,142.

CUSIP No. 629407107

1.   Name of Reporting Person:

     Composite 66, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     241,235 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.4%


12.  Type of Reporting Person: PN

----------
(1) Pursuant to Rule 13d-3(d)(1)(i)(C), such shares may be deemed to be beneficially owned pursuant to the power to terminate a managed account.

CUSIP No. 629407107

1.   Name of Reporting Person:

     H & S Partners I

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     326,530 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.5% (3)


12.  Type of Reporting Person: PN

----------
(1) Represents shares obtainable on conversion of the Issuer's 7.00% Convertible Subordinated Notes due 2008.

(2) Pursuant to Rule 13d-3(d)(1)(i)(C), such shares may be deemed to be beneficially owned pursuant to the power to terminate a managed account.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 60,482,347.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated May 14, 1998, as amended by Amendment No. 1 dated February 5, 1999 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share, of NTL Incorporated (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Item 2(a) is hereby amended and restated in its entirety as follows:

     Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by Prime 66 Partners, L.P., a Texas limited partnership ("Prime"), Composite 66, L.P., a Texas limited partnership ("Composite") and H & S Partners I, a Texas general partnership ("H&S")(collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): P-66 Genpar, L.P., a Texas limited partnership ("Genpar"), Carmel Land & Cattle Co., a Texas corporation ("Carmel"), William P. Hallman, Jr. ("Hallman"), P-66, Inc., a Texas corporation ("P-66"), The Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("Trust"), Sid R. Bass ("SRB"), Hyatt Anne Bass Successor Trust, a Texas Trust ("HBST"), Samantha Sims Bass Successor Trust, a Texas Trust ("SBST"), Panther City Investment Company, a Texas corporation ("PCIC") and Panther City Production Company, a Texas corporation ("PCPC").

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     Item 2(b) is hereby amended and restated in its entirety as follows:

     The principal business office for each of (1) the Reporting Persons, (2) Genpar, (3) Carmel, and (4) P-66 is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     The principal business office for each of (1) Trust, and (2) SRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     The principal business office for each of (1) HBST, (2) SBST, (3) PCIC, and (4) PCPC is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

     The principal business office for Hallman is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Persons

     Prime

     Pursuant to Rule 13d-3(a), Prime is the beneficial owner of 4,384,871 shares of the Stock, which constitutes approximately 7.2% of the outstanding shares of Stock. In addition, pursuant to Rule 13d-3(d)(1)(i), Prime may be deemed to be the beneficial owner of an additional 816,325 shares of the Stock obtainable upon conversion of $50,000,000 principal amount of the Issuer's 7.00% Convertible Subordinated Notes due 2008 (the "Bonds") held by Prime, which constitutes 1.3% of the shares of Stock deemed to be outstanding thereunder.

     Composite

     Pursuant to Rule 13d-3(a), Composite is the beneficial owner of 241,235 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of Stock.

     H&S

     Pursuant to Rule 13d-3(d)(1)(i), H&S may be deemed to be the beneficial owner of 326,530 shares of the Stock obtainable upon conversion of $20,000,000 principal amount of the Bonds held by H&S, which constitutes 0.5% of the shares of Stock deemed to be outstanding thereunder.

     Controlling Persons

     Each of (1) Genpar, as one of two general partners of Prime and Composite and (2) Carmel, as the sole general partner of Genpar, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,442,431 shares of the Stock, which constitutes approximately 8.9% of the outstanding shares of Stock.

     In his capacity as the sole shareholder of Carmel, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,442,431 shares of the Stock, which constitutes approximately 8.9% of the outstanding shares of Stock.

     In its capacity as one of two general partners of Prime and Composite, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,442,431 shares of the Stock, which constitutes approximately 8.9% of the outstanding shares of Stock.

     In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,442,431 shares of the Stock, which constitutes approximately 8.9% of the outstanding shares of Stock.

     In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,442,431 shares of the Stock, which constitutes approximately 8.9% of the outstanding shares of Stock.

     Each of (1) HBST and (2) SBST, as the two general partners of H&S, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 326,530 shares of the Stock, which constitutes approximately 0.5% of the outstanding shares of Stock.

     Each of (1) PCIC, because of its position as the trustee of HBST and SBST, and (2) PCPC, because of its position as the sole shareholder of PCIC, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 326,530 of the Stock, which constitutes approximately 0.5% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Prime

     Acting through its two general partners, Genpar and P-66, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,384,871 shares of the Stock.

     Composite

     Composite has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock.

     H&S

     H&S has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock.

     Controlling Persons

     Acting through its general partner, Carmel, and in its capacity as one of two general partners of Prime and Composite, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,384,871 shares of the Stock.

     In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,384,871 shares of the Stock.

     In its capacity as one of two general partners of Prime and Composite, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,384,871 shares of the Stock.

     In its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,384,871 shares of the Stock.

     In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,384,871 shares of the Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATED:     February 19, 1999



                         PRIME 66 PARTNERS, L.P.


                         By:  P-66, INC.,
                              general partner


                              By: /s/ W.R. Cotham
                                 W.R. Cotham, Vice-President


                         By:  P-66 GENPAR, L.P.,
                              general partner


                              By:  Carmel Land & Cattle Co.,
                                   general partner


                                   By: /s/ W.R. Cotham
                                      W.R. Cotham, Attorney-in-Fact


                         COMPOSITE 66, L.P.


                         By:  P-66, INC.,
                              general partner


                              By: /s/ W.R. Cotham
                                 W.R. Cotham, Vice-President


                         By:  P-66 GENPAR, L.P.,
                              general partner


                              By:  Carmel Land & Cattle Co.,
                                   general partner


                                   By: /s/ W.R. Cotham
                                      W.R. Cotham, Attorney-in-Fact





                         H & S PARTNERS I


                         By:  HYATT ANNE BASS SUCCESSOR TRUST,
                              general partner

                         By:  SAMANTHA SIMS BASS SUCCESSOR TRUST,
                              general partner

                              By:  Panther City Investment Company, Trustee


                                   By: /s/ W.R. Cotham
                                        W.R. Cotham, President

                              EXHIBIT INDEX


EXHIBIT             DESCRIPTION


24.1 Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of Prime 66 Partners, L.P., previously filed.

24.2 Joint Filing Agreement and Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of Prime 66 Partners, L.P. and Composite 66, L.P., previously filed.

24.3 Joint Filing Agreement and Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of H & S Partners I filed herewith.